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                        Independent Accountant's Report

January 30, 1998

To Equity One, Inc.:

We have examined management's assertion about Equity One, Inc. compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP)
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exclusive of standards I.4., III.2., III.3., III.4., V.3. and V.4., (the
"Applicable Standards") solely for the purpose of servicing fixed rate mortgage loans underlying the Mortgage Pass-Through Certificates, Series 1997-1 (the "Certificates") as of and for the period July 2, 1997 through November 30, 1997 included in the accompanying management assertion.

As the loans applicable to management's assertion are fixed rate mortgage loans secured by first liens with no escrow amounts being collected, certain USAP minimum servicing standards relating to escrow are not applicable. Therefore, USAP minimum servicing standards I.4., III.2., III.3., III.4., V.3. and V.4 were not addressed during our examination. Further, management's assertion and this report relate only to the servicing of fixed rate mortgage loans secured by first liens underlying the Certificates and not to loans in the general consumer loan servicing population.

Management is responsible for Equity One, Inc.'s compliance with the Applicable Standards. Our responsibility is to express an opinion exclusively on management's assertion about the entity's compliance with the Applicable Standards based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about Equity One, Inc.'s compliance with the Applicable Standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Equity One, Inc.'s compliance with the Applicable Standards.

In our opinion, management's assertion that Equity One, Inc. complied with the Applicable Standards solely for the purpose of servicing loans underlying the Certificates as of and for the period July 2, 1997 through November 30, 1997, is fairly stated, in all material respects. We express no opinion on compliance with the Applicable Standards for fixed rate mortgage loans secured by first liens not related to the Certificates.


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